SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

PROSPECTUS FILED PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933 AND
DEEMED FILED PURSUANT TO RULE 14D-9 UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 26, 2002

SONERA CORPORATION

(Name of Filer)

SONERA CORPORATION

(Subject Company)

0-30340

(Exchange Act File No. of Subject Company)

THE FOLLOWING IS A TRANSCRIPT OF A PRESS CONFERENCE HELD BY SONERA CORPORATION
ON JULY 25, 2002.

SONERA 2Q02 INTERIM RESULT PRESS CONFERENCE IN HELSINKI, FINLAND, 25 JULY, 2002

     Jari Jaakkola, Executive Vice President, Corporate Communications & IR, Sonera Corporation: Good afternoon, members of the media, analysts and representatives of the owners. Welcome to Sonera’s Interim Report press conference. We have some relatively big news today, we have notified the markets about three hours ago, and in this conference, we will present the results, we have CEO Harri Koponen here to present the result. After that, we have results by division as well as UMTS write-down presented by CFO Kim Ignatius. Also, the Sonera top management team is present here and ready to answer any questions from different business areas. After the conference, the electric media may get a comment from the CEO or CFO for today’s broadcasts.

Without further ado, Harri Koponen.

     Harri Koponen, President & CEO, Sonera Corporation: Good afternoon. Today we have a two-part report presentation and if I say something very shortly about the subject, first of all, I am very pleased with the work that has been done in the company while I’ve been the CEO, the personnel has been doing the things we promised they would do, and now we are telling you about the results of that effort. If we look at the result in some detail, profitability and operating cash flow rose to record-high levels during the quarter. Underlying EBITDA was EUR 195 million, cash flow from operating activities was EUR 209 million. Comparable revenues grew by 5% and were about EUR 548 million. Underlying profit before income taxes and minority interest improved significantly about EUR 100 million, which I think is a remarkable achievement in one quarter. Our net debt fell to EUR 2.1 billion, so this was a very good result as well. The financing gap has been fixed by asset sales of EUR 3.3 billion and share issue of EUR 1 billion during the past 18 months which is, in my opinion, a very good achievement.

     Moving on, profitability continues to improve and you can see from this graph how it has developed. As the CEO, I must very pleased with the result. Looking ahead, this present business environment emphasizes cash flow very strongly, and if there is no cash flow, one starts to feel the chill very quickly. If we look at our cash flow, it rose very strongly. We have achieved this by improving operations by focusing on operatives costs. At the same time, we have cut the investments side. All over the company people have tightened their belts – as you can see, also the management team had a weight loss competition. We tried to lose our share of the excess weight; not everybody participated in the contest, however. We are trying to live very sparingly in every way, so that in the future, the shareowners may experience even better results.

     Moving on, we have made a very significant EUR 4.3 billion pre-tax write-down on German and Italian UMTS investments. These transactions have no effect on cash flow, of course. Equity-to-assets ratio for June is 33% and it will improve to 40% during the year after the write-downs. One notable thing is that the company’s ability to pay dividends will remain, based on our dividend policy which is based on cash flow transactions. EU approved the merger between Sonera and Telia which was also good news during July.

     A lot of you were present when I assumed my duties and we started a seven-point program – now it has changed to six-point program, the seventh point was “pressure against balance sheet”, I’m sure all of you remember, and we successfully removed it due to the release of additional shares. I would now like cover the program point by point to show what we have accomplished, so that all the promises will not be forgotten. Regarding UMTS investments, they have been capped in Europe in a manner that our contractual obligations are, at maximum, EUR 458 million until 2010. We are sticking to that. The scaling-down of Service Businesses has been very successful and rapid. Underlying EBITDA loss was EUR 23 million, and regarding this area, I would like to thank the personnel and the management that they have been able to accomplish things that a lot of people, also in this room, doubted, there was doubt whether they could scale-down Service Businesses in such a short time. But through good effort and work morale things have come together quite fast. Cash flow has improved strongly. We have continued the asset disposals in a very successful manner, totalling EUR 3.3 billion since the beginning of 2001. We have tried to sell the assets without causing losses to the owners by being at the right market at the right time, with the right partners, and we have succeeded very well in this. Cost-efficient transfer to new generation in mobile communication is proceeding according to the plans in Finland. We are surely pioneers to the rest of Europe, showing how this can be accomplished in an effective manner. We have also implemented a new integrated business organization model as from July 1; the main focus is to improve customer-driven approach. We are here because of our customers and want to improve their business, this new organization has been implemented in the beginning of July and we are in transition right now. Things are proceeding very well at the moment, and I am very pleased with the progress.

     Regarding the outlook for the rest of the year, the Group’s comparable revenues will grow in 2002, although at a clearly lower rate than in the previous year. The Group’s underlying EBITDA will improve by about a third from the previous year and EBITDA margin will rise above the 30% level. The underlying EBITDA loss from our Service Businesses will remain at the maximum EUR 50 million which we announced earlier during the share issue. The Group’s underlying operating profit will almost double from the year 2001. The underlying equity loss is associated companies will narrow, from previous predictions, to EUR 150 — 200 million in 2002, we have made some considerable headway in this as well. CAPEX are estimated to decrease to slightly below EUR 300 million. One can observe from this, how the company is functioning more effective everywhere. Underlying EBITDA, cash based net interest expenses, CAPEX to be over EUR 300 million in 2002.

     I would like to summarize before the CFO gets his turn, as the CEO I am very pleased with the results that we have achieved. Of course, write-down of UMTS licenses is one fact that we have been communicating to the market all the time, we perform this analysis every trimester. At this time, we saw that what we were about to do is the right thing to do and after this, no one can say that Sonera hasn’t acted like conservative investor in this matter.

Kim, if you would go over the key figures. Thank you and have a nice day.

     Kim Ignatius, Executive Vice President, Sonera Corporation: Thank you, Harri. The aim is to go over the Group’s key figures and to examine the UMTS write-down in more detail and also go over the figures from various businesses.

     Let’s start with the Group’s consolidated income statement. Revenues were reported at EUR 548 million which was 2% short of the previous year’s figure. This was due to the fact that we have made some corporate arrangements which have had an effect on development of revenues. If we use underlying revenue for comparison, then there is a 5% increase. Our underlying EBITDA was on the level of EUR 195 million which is our best quarter result ever. There was an increase of 60% in comparison to the previous year. This improvement is mainly due to two things: Mobile

Communications Finland have been able to maintain a very good level of profitability and our Service Businesses have been able to improve, very aggressively, their underlying EBITDA level. The reported operating profit is EUR – 303 million and it includes also the write-down of Italy’s UMTS license. And why is Italy here on top of operating profit, it’s due to the fact that Italy is not an associated company so it is not listed on associated companies section, it is listed here before operating profit. Overall, included here of the Italian write-down is EUR 436 million. Accordingly, the last year’s operating profit figure of EUR 626 million, includes in excess of EUR 590 million, the profits from the sales of VoiceStream and Powertel shares. Underlying operating profit improved significantly to EUR 114 million, the figure from the previous year was EUR — 38 million.

     Moving on in the consolidated income statement, equity loss in associated companies includes a write-down of EUR 3,844 million on German UMTS investment. As mentioned earlier, the write-down has no effect on cash flow. And also, as we have seen from the market today, it has no real effect on the company’s share value, as many factions on the market have already written-down the German license on a relatively low level. Actually, from what we have seen today, when I last glanced at Sonera’s share price, it was up 13% and Telefonica was up even more. Net financial income and expenses, EUR 10 million positive, I will go over them in more detail. Profit before income taxes and minority interest shows an improvement of EUR 100 million in comparison to previous year. Net loss was significant EUR 2.63 per share which is of course due to the write-downs we are performing right now. Despite the write-downs, the dividend paying ability will remain the same and we will not change our announced dividend policy.

     If we look at the write-down methodology, since summer 2001 we have, quarter by quarter, performed impairment testing, i.e. analyzed the figures that have been in the balance sheet. We have performed this analysis in accordance with two accounting legislatures, with both U.S. GAAP and Finnish GAAP. Regarding the domestic accounting system, we have relied on IAS, International Accounting System. In previous quarters, this was based on the business operations plan that the Board of our German company has approved, in the Board there are, of course, representatives from the both companies. So the partners have also approved the business operations plan. How we have performed this analysis now, regarding Q2, is that we have no new business operations plan that the company approved. If we would have stayed with the old method, then there would not have been a write-down at all. Due to the experiences during the past six months and views of the market, we have, both companies, Sonera and Telefonica, independently formed our own opinions on what a realistic business plan should look like, and then we have based our write-down practises on our own views, respectively. The decision on write-downs is made by Sonera’s Board of Directors and it is prepared by Board’s Audit Committee for Sonera. So the previous forecast was based on the business plans of last November which have been observed during spring and noted that we haven’t been able to stick to the plan in all regards. However, the Board has not prepared a new plan in the spring. So which factors have been assessed – on the one hand, market development, also outsiders’ views on market development, the German market is the slowest developing mobile market in Europe. We have looked at the performance of Quam in the German market; we have had a lot of negative experiences in that regard, we have not achieved the desired goal levels. Also Quam’s competitiveness during the six months has not met our expectations. The customer base is very much pre-paid, and the ARPU level is very low. In addition, the cost level we are experiencing in Germany today is very high, we have certain roaming agreements that exist in the German market which have a minimum cost level. Even if our own usage level rose to the desired level, the cost level will remain high. Also the delay in technology and its implementation, as we all know, it has been a significant factor and also the increased cost of capital. Not necessarily increased cost of capital with the partners, but with vendor financing capital costs increase. In the final analysis, we have looked at the situation with also outside parties such as PriceWaterhouse and analyzed an immense amount of different model combinations to go with the strategy analysis. We have decided, together with Telefonica but for our own reasons, that the strategy which Quam was using in Germany does not work. Then one has to find a totally new competition strategy or make some other decisions. Quam’s Board has decided, in its meeting yesterday, to freeze the current operations, which is GPS and GPRS business, and see what options there are to continue to do business regarding UMTS within the license agreement. This decision means that all operations will be down-sized quite thoroughly in the near-by months. Drawing from the German experiences, we have also looked at the situation in Italy. The situation is little different, because they have already entered a deep frost stage, waiting for the opportunity to start UMTS business. However, we have based our views quite a lot on the German experiences as well as separate studies on Italy, and come to the same conclusion that we are a financial investor and want to be conservative in our approach, we have assumed a rather radical approach towards the German market. This means that our German and Italian UMTS licenses have been taken to the books as zero. For Italy, it means the licenses that have already been paid and those that are still open. It may be, with regards to the German situation that there could be some optional value in there if there will be new policies regarding frequency trading or the market situation will change in some other way. Quam’s Board and the owners should look at these options as they surface. For Xfera in Spain the situation is different, of course. They are also in deep frost over there but it is nevertheless a market where the license process was a beauty pageant, so there was not a significant sum of money involved, and regarding cash flow and analysis, it makes the situation a lot easier. We also believe that the market is different and that Xfera has a genuine position in that market. Due to this, we have not written-down Xfera in this analysis. We will continue to assess the Spanish situation quarter by quarter, as we are doing elsewhere as well. If there are any changes, we will act accordingly.

     If we move on to domestic mobile communications, revenues were EUR 319 million, growth was 3%. And as you can see from underlying EBITDA, it is on the same level as last year. EBITDA margin was over 50%, so one can say that strong profit-making continues. Average monthly use per subscription increased to 155 minutes, also the amount of SMS messages has increased. However, ARPU is on a lower level than last year, and this shows the effects of the competitive price situation. What is positive is the GSM subscriptions net growth of over 42,000 since March. Also the customer churn figures which were up earlier have returned to a very good 10% level.

     Regarding Service Businesses, comparable revenues increased 7%, why — 21% is reported here is due to corporate arrangements, mainly sales of Sonera’s Info Communications. Underlying EBITDA loss decreased significantly to -8, last year the figure was –69; it had a good effect on the Group’s total result. We can look at the separate units, I will not go into them in more detail, you can ask me about them after the presentation, but all through the board one can see significant improvement: with Zed remarkable improvement; with Plaza where a zero level has been reached, last year we were on the level of EUR – 10 million.

     Regarding Telecom, corporate arrangements are a factor, underlying revenue growth was 4%, reported here as –2%, underlying EBITDA was EUR 38 million, last year it was EUR 50 million. Several items come to play here. First of all, revised sharing practise of mobile international call revenues has improved the mobile businesses by EUR 4 million; accordingly, it weakened Telecom’s result. We have recorded provisions for KPNQwest and WorldCom, we have made a full provision against incoming payments, there is no other involvement there. Also the domestic and international calls show a decline in the amount of minutes. Regarding data services, revenues grew and we can be quite pleased with that, since the competitive situation is very tough, especially regarding pricing. A small cause for pride, perhaps, is the amount of ADSL subscriptions, we set a goal of 30,000 subscriptions before the beginning of the year, and we are at the level of 27,000 – 29,000 at the moment, and there is a significant order backlog already in.

     Regarding associated companies income, 2G associated companies, — 21 million, this is mostly our share of Fintur’s result, Turkcell’s quarter result in our figures is positive, the company is making a positive net result at the moment. 3G associated companies of mobile communications, mostly German result. Fixed network associated companies a little less than last year but still on a good level. And the German UMTS write-down can be seen from this summary as well. Customers’ number is developing nicely with Turkcell, Megafon and also Fintur. We announced that we will complete the Fintur arrangements during the summer, one factor which is slowing us down is the bank crisis in Turkey and the arrangements that concern our Turkish partner’s bank ownership. Due to this, there is a slight delay, but we believe that the matter can be resolved during this summer.

     Financial income and expenses. There is no dividend income, except from the associated companies. Interest income is EUR 34 million and this figure includes EUR 24 million entered into the books from the German companies and now, of course, we have talked about this item earlier and assessed that there is no effect on cash flow and these can not be collected from the company. What we have done now is that we have added these receivables on top of the German investments and at the end of June, we have converted all our associated companies’ loans and also interest receivables to this new company’s capital. So we have no receivables in the balance sheet from this company, and of course as the write-down is performed the total amount of shareholder’s equity that we have formed in this manner is written-down. We have also made a decision that activating the interest will have no bearing on our result neither regarding U.S. GAAP or the Finnish GAAP. So in practise, we are not activating interest costs anymore for Germany. Financial income will be very clear from now on. Our cash flow based net interests were EUR 27 million for this period.

     A few comments about balance sheet: long-term investments and receivables are of course the item which shows the write-down. The EUR 2.7 billion figure includes EUR 1.2 billion tax receivables, so we have written-down the full 29% tax receivable for the performed write-downs. It is included in this item. The tax benefit can be used during the next ten years against our taxable income. Other significant investments which still remain in our balance sheet: Turkcell ownership, of course, EUR 500 million accounting value, market value clearly higher; consolidated Baltic value approximately EUR 600 million; Xfera EUR 70 million; Metro One EUR 70 million and some other smaller ones. We have a very strong view that the ownership items that we still have in the balance sheet rest on very solid ground. Shareholder’s equity, after these write-downs, is EUR 1.9 billion, with dividable earnings numbering EUR 360 million. Due to the dividable earnings, and our cash flow based dividend policy, the dividend policy will not be changed.

     The last thing here is the development of net debt. More than year ago, we proceeded from EUR 5.6 billion, now we stand at EUR 2.1 billion. The last sold assets were Eliska and the Deutsche Telekom shares received from that, Libancell, Primatel and Gateway, cash flow gain was EUR 209 million. I would like to say that the majority of these deals, and perhaps all, have been profitable ones. Through the sales of VoiceStream, Powertel and DT we received a EUR 1 billion sales profit, and also all these smaller transactions have been profitable. They have been very good and profitable investments when assessed afterwards. The write-down does not in any way affect our net debt level and it does not have any bearing on the relationship of net debt and EBITDA. This doesn’t change our commitment to make sure that we have a strong balance sheet when we consider new investments and make sure that the biggest factors, such as net debt in relation to EBITDA — which is at 3 level at the moment which is very good – are not compromised.

     This concludes my part of the presentation. I’m sure we’re all happy to take your questions. Thank you.

Harri will now conclude the presentation for his part.

     Harri Koponen, CEO: In short, I would like to conclude by saying that the company is making a very good operative profit. Our guidance on EBITDA level remains the same, and we have raised our cash flow based forecast a little bit. It’s a little indication regarding the shape of the company which is good to remember.

     Jari Jaakkola: Thank you, Harri. At this time, I would like to introduce the other members of the top management team. Juha Varelius, in charge of Service Businesses. In the new organization, Juha leads Products & Services. Anni Vepsäläinen who was in charge of Mobile Communications until the end of Q2, and is now leading Human Resources and Human Resources Development. Jaakko Nevanlinna who is in charge of Production & Networks under the new structure. Strategy Executive Niklas Sonkin, chairman of SmartTrust’s Board of Directors. Aimo Eloholma, Deputy CEO. And I am Jari Jaakkola, in charge of Communications and Partnerships.

Q & A’s:

     Essi Pohjola, Kauppalehti On-Line: I have two questions. First, have you calculated how much this German adventure cost put altogether, not counting the licenses? In other words, how big was the German share in associated companies’ losses and, on the other hand, how big was the investment? And the other question regards the multimedia messages. Nokia said at Q2 that they think a reasonable price would be EUR 5. How do you comment on that and what is your price policy regarding multimedia messaging?

     Kim Ignatius, CFO: Of course the overall loss we entered into the books was EUR 3.8 billion and the value of the license was EUR 3.6 billion. The difference is booking interest receivables for the part we have financed the operations of this company and also the share we had as losses for this company during this year and last year. We stopped financing this company relatively long time ago, during last summer, so due to this, even as we have recorded losses for associated companies we have not financed them. So you could simplify the issue by saying that the loss is, in fact, the price of the EUR 3.6 billion license and its interest for this time period. And nothing else.

     Anni Vepsäläinen, Executive Vice President, HR & Competence: In your question, I’m sure you meant EUR 0.5 and not EUR 5.

     Harri Koponen: We would be very satisfied if the price was five euro.

     Anni Vepsäläinen: First of all, in mobile communications everybody sets their own price for their product. Equipment manufacturers set their own price, and operators set their own. Sonera started 11 June as we launched our MMS, and our price is EUR 0.59. We think it is a good opening price. The sales have started very nicely with these prices and usage numbers have been quite good. We have seen that it is a fair price level to go ahead and open the market with.

     Essi Pohjola: And what about the future?

That depends on the market, of course. It is very difficult to predict what the price level will be in a few years. The price level differs from country to country, I think it was Norway where they started with EUR 1 price level. There are considerable differences.

     Pontus Grönlund, Deutsche Bank: A question regarding write-downs and taxes. What has been the taxation official’s take on this, do you have the taxman’s blessing? And if a frequency trading was held and you could get something back, is there a time period where the taxation officials will assess the situation or has the tax benefit been achieved with this write-down? The other question concerns IPSE. Of that, EUR 142 million went to the balance sheet. Is it interest bearing or non interest bearing? Is it included in the net debt?

     Kim Ignatius: If we start with the write-down tax benefit. We haven’t asked the taxation official’s view if these losses resulting from investments are tax-deductable, because they are, under Finnish taxation legislation. Taxation official holds the view that the losses must be permanent. So it can be speculated if this asset item has some kind of option value in the mentioned cases. A lot depends on the policies Sonera and Telefonica make in the near future — can it be assessed that 90% of this loss is permanent or is the loss 100% permanent? It’s something we have to discuss. Another question regarding IPSE, what we have done now is write-down the entire payment from the license and taken that at today’s current value instead of discounting that regarding payment schedule. Due to this, we will not add the item to our net debt because it can viewed to have no interest.

     Teemu Kaltea, Nordea Securities: How about the covenants from the loans, are there any left, and how does the change in the balance sheet, especially regarding shareholder’s equity, affect this?

     Kim Ignatius: We don’t have covenants anywhere in our loan arrangements. We have some “change of control” clauses with some of our smaller bank loans, but in amounts we can, and probably will pay off. There aren’t any covenants. The write-down doesn’t have an effect on our loan arrangements. We have also had contact with rating agencies and their view was that this arrangement would have no bearing what so ever on our credit rating. In fact, this is a cash flow positive transaction, and regarding credit rating, balance sheet structure is not in a vital role as long as it remains on solid ground.

     Ursula Lehtivuori, Etelä-Suomen Sanomat/Satakunnan Kansa: It says here on page five that Sonera brings to the market the first commercial UMTS pilot services in September in some parts of Finland together with Nokia. I would like to ask what these services are and what those areas are where it is possible to access these services?

     Anni Vepsäläinen: At the moment we are technically testing the network in the Helsinki region, Turku, Tampere and Oulu. It is on one of these areas, may be more than just one, where the commercial pilot services will be launched. There will be more information as the launch is implemented. We will also comment in more detail on the services as the time is right and we get nearer to 26 September.

     Jaakko Paloheimo, Opstock: If I understood correctly, Anni Vepsäläinen is no longer the current head of Mobile Communications. Who is the successor, has that person been nominated yet?

     Harri Koponen: Those who have been observing the situation very keenly have noticed a long time ago that Sonera is moving away from product-driven organization, in this new organization we have people that are clearly in charge of customers, let’s say it’s Sales & Marketing. When the customer wants to approach Sonera there is a certain person the customer can contact, there is no need to call

Mobile or Telecom or Services if you want one service from Sonera there is one person taking care of it. This is a big policy change that we have Sales & Marketing, Products & Services and Production. In this solution, Anni’s new role is head of HR & HRD, also Process Officer, she is in charge of the business operations’ change processes. She is very actively involved with business and you should not be worried. Our Mobile is still being led.

     Jaakko Paloheimo, Opstock: So if one has more questions on mobile, who should one contact if Anni is unavailable?

     Harri Koponen: The person is here behind this desk, we haven’t made this information public yet, but I think our Deputy CEO can surely answer questions regarding products and Juha Varelius, and Anni is still involved as processes are taken care of, but very much here on COO side as we are consolidating product results. This is more like a team that you see on this side of the table.

     Eeva Palojärvi, Nelonen news: Here in the balance sheet it says EUR 72 million for these foreign UMTS investments...what is that exactly?

     Kim Ignatius: It is our investment on the Spanish Xfera.

     Eeva Palojärvi: You said that you are considering different options with Telefonica, is it possible to walk away from the Telefonica cooperation entirely?

     Kim Ignatius: As long as we talk about the current investments in Germany and Italy, we are still partners in there. As long as activities continue and different options are being sought for, we are partners with Telefonica, unless there are some other arrangements. We have said that if there will be significant financing for Germany, we are not ready to do that and there could be a situation where we faded out. These changes may occur in the future.

     Regarding other kind of cooperation with Telefonica, it’s hard to say...

     Harri Koponen: We will hardly discuss it here.

     Jari Jaakkola: Just to clarify, the Spanish Xfera is involved with some other partners, and it is Telefonica’s competitor in Spain.

     Terho Puustinen, Talouselämä: Sonera’s personnel has decreased considerably during recent months. Does this organization change have an effect in the Group’s management team’s roster?

     Harri Koponen: Are you implying that there are too many of us sitting behind this desk?

     Terho Puustinen: I didn’t say that.

     Harri Koponen: Just kidding there. This new organization is not a direct reason for these decreases in personnel numbers, the decrease is due to sales of disposable assets. The last big item was the sale of Primatel, 1600 people went along with that. Our personnel at the moment is 7,400. There has been a significant reduction, compared to when I myself started with the company, I think it was 10,500 at the time. These reductions have nothing to do with the new organization.

     Terho Puustinen: But has the number of top management executives been diminished?

     Harri Koponen: Yes it has. I’m sure everybody remembers, if you have been looking at the web site that not everybody is present there.

     Terho Puustinen: How many?

     Harri Koponen: I will not speculate. In the top management team there is one person less.

     Jari Jaakkola: If you are asking about the administration, then in the administration there was a major reduction last autumn. Right now we have a couple of hundred people in the Group’s administration. The reduction that has been from 10,500 to 7,400 – majority of this is company sales, the biggest one being Primatel, as 1,700 employees moved to YIT Group. And also there was a reduction of over 1,000 people last autumn due to the cost savings program.

     Markus Pirttijoki, Aamulehti / Turun Sanomat: First of all, the Spanish UMTS market. You said that write-down is not necessary there because the market is different there. How is the market situation different there? Another question regarding subscriber customers who have increased by 40,000 during this quarter. How many of them are former customers of Telia?

     Harri Koponen: Regarding Spain, there is a different situation because they have the same license condition policy as here in Finland, that there is no down-payment on the licenses which makes the whole business model totally different. And the number of players who received licenses is considerably lower, the entire environment is different in Spain.

     Jari Jaakkola: In other words, there are four operators altogether.

     Anni Vepsäläinen: Regarding subscriber customers, there aren’t that many former Telia clients. I looked at Telia’s Interim Report and they reported that they lost 10,000 clients in Finland in the second quarter. You can draw some conclusions from that and other operators were also there to take those clients. So the impact for us is minor.

     Markus Pirttijoki: What is your market share at the moment?

     It is hard to estimate, since the competitors have not gone public with their figures yet. After the first quarter, our market share was 60.4% and we will update the numbers as the competitors release their figures.

     Esa Mäkinen, Kansan Uutiset: Does this write-down prove right the statements made in the so-called Sonera book that Sonera never had a real UMTS strategy or risk analysis?

     Harri Koponen: First of all, I am not going to comment on any writings which have been put forth anonymous, anyone can make any kinds of statements they want in that way. I would address this issue from another angle: when everyone got involved with UMTS business three years ago, the world situation was totally different. One would have to go into that moment when the licenses were pursued, and see what the world looked then, what was the business model like, how ripe was the technology, and start from there to try and assess if there was a business plan or not. Today things look a lot clearer and it’s easy to make the right call afterwards. At the moment when the decisions were being made, people certainly had some kind of idea what the business situation was.

     Kim Ignatius: In general, regarding the decision-making models in this company, there are very strict policies how all matters which go before the Board are prepared in advance and what kinds of analysis are performed. We did this with UMTS and all the other big decisions as well. We also have a comprehensive internal inspection process and very good outsider auditors, we have Audit Committee which monitors our activities. We haven’t found any irregularities. Our Audit Committee stated that these internet publications do not result in any action inside the company.

     Harri Koponen: And then you used the word “book”. I think it’s more like an essay. According to the Western culture of law and justice, innocent people do not have to prove their innocence. The company has not been blamed. One should keep matters in the right perspective. If somebody thinks that there could be a network of companies operating in Finland under a secret agreement where they fix things for themselves, and if one believes that we can bribe people here by paying these consultant fees...Each one of you can draw your own conclusions whether a cluster of many companies like that would be possible or not.

     Tarmo Viekki, EFX News: Is Sonera lobbying the German government in order to acquire the right to sell the license or a part of it?

     Harri Koponen: Let’s just say that Sonera is not lobbying the German government, what Sonera has done is that we have discussed in the GSM Association, I have talked with other CEO’s there, and we are actively talking with the EU concerning the general conditions of the licenses and additional trading. But it has more to do with the work of GSM Association where we are actively involved and support the views of GSM Association regarding the license situation.

     Terho Puustinen: A short follow-up question: have you familiarized yourself with the German UMTS business plan and if you have, do you think it was drawn up as well and proper as it could be?

     Harri Koponen: Of course I’ve familiarized myself with the plan, I don’t think I could be the CEO if I didn’t know what the company was involved in. It is a very significant investment, after all. The estimates which were in the plan...the one that was approved was even more conservative than the moment when the license was being pursued. Situations just have changed; one can not say that it was not cautiously done. In the German market, there are six licenses. Like Kim said, it is the most conservative and the slowest developing mobile market at the moment. All of these things have been factors as our experiences over the last six months have given us data. And one has to remember that we’re talking about a 20-year business plan. We have made decisions very rapidly, we have acted like a very conservative investor. At the moment, I think that is the only right way to deal with this and move forward instead of looking back.

     Jari Jaakkola: A little technical comment on the business plan...it is the business plan of Group 3G...

     Harri Koponen: Not Sonera’s.

     Jari Jaakkola:...which was approved by 3G Board where the majority vote is used by Telefonica, and Sonera is the minority with 42.8%. The business plan has been jointly approved by the owners.

     Terho Puustinen: Just a clarification – when you said that one can not say it was not cautiously done...was it done with caution then? And to Jaakkola; was the plan presented to Sonera’s Board as well?

     Harri Koponen: My comment, as I was not there to build the thing, is that I can only study the numbers and the material, and regarding that, the plan was done with caution.

     Kim Ignatius: I can answer about business plan being presented to the Board...I am not sure which business plan you are referring to, but whether it was before the auction or after the auction or during last November, all of these have been presented to the Sonera Board and all expertise that was in Sonera and Telefonica at the time was put into those plans regarding Group 3G and in Italy too, with different crew.

     Pontus Grönlund, Deutsche Bank: Is it possible to get more comments on the profitability of Telecom or EBITDA decrease? Talking about Primatel and these new distinctions between mobile and fixed, but has profitability decreased in some way, can you shed some additional light on this matter?

     Jaakko Nevanlinna, Executive Vice President, Production & Network: In principle, data business has fit well into our core operations. They have clearly something to do with this funds formation agreement we have with mobile, and also we have sold Primatel and Gateway which lower it as well. Also, we have adopted a rather careful attitude towards some of these operators whose current status is quite unclear, meaning KPQwest and WorldCom.

     Jari Jaakkola: Regarding numbers, the difference in profitability was EUR 12 million, EUR 4 million was the reservation regarding KPQwest and WorldCom, EUR 4 million is the change in accounting practise, and then the sold units, Primatel and Gateway, so there wasn’t a big difference in the business below.

     Anni Vepsäläinen: If I may add something quickly...the accounting practise was implemented in the beginning of the year.

     Jari Jaakkola: And is on the level with the policies of European operators.

     Juha Lappalainen, Kauppalehti/MTV3: How did the advancing of Telia’s and Sonera’s merger affect the write-down of UMTS licenses?

     Harri Koponen: The merger has nothing to do with the write-downs. Sonera makes an independent impairment analysis like we have done the last three times, and that has nothing to do with the merger. Whether the merger is realized or not, we must act according to law and statutes, we can not act differently depending on the situation. Then auditors and other people can do their work right.

     Juha Lappalainen: Follow-up: how much time does Telefonica have to plan the activities of Group 3G, before the license goes back to the German officials? Isn’t that the way the process works?

     Kim Ignatius: There are certain time limitations, for example, by 2003, 25% of Germany must be covered by UMTS network, and other conditions from there on. One question is whether the German regulators will hold onto these conditions to the very end or not? Time will tell, whether something can be negotiated, and what is Telefonica’s decision. I say Telefonica’s decision, because we have said we are not financing Germany. If Telefonica decides to finance the development of UMTS, they can build that network in there by the end of 2003, so there will be no problem concerning the license then. But it is an issue that the management of Quam and Quam’s Board, and Telefonica together with us, has to consider. It has to be thought out very carefully what one wants before approaching the regulator. Time will tell.

     Jari Jaakkola: The 25% Kim mentioned is the share of population, in practise this means the largest cities in Germany.

     Harri Koponen: Nobody said how it must be covered.

     Eeva Palojärvi: Still on Quam...when it was said that it will be downsized...what does this mean in practise? Then you don’t have a presence there at all, no personnel or will you still sit in the Board?

     Harri Koponen: Let’s say that of course we sit in the Board as long as we are partners. At the moment, we have one person from Sonera working at Quam. We have had more people, but right now just one. When a company is driven to hibernation it means that the costs will be cut as much as they can possibly be cut, that’s what it means in practise. There is no active participation on the market.

     Eeva Palojärvi: What does this one person do there?

     Harri Koponen: I said that Sonera has one person in there, I’m sure there are more people there, but the number of employees is as small as possible.

     Kim Ignatius: There are 800 people right now. They have had as many as 30 ex-patriots from Sonera and they either returned to Finland after their duties there ended or they went somewhere else to work.

     Eeva Palojärvi: What does a company do when it is in hibernation?

     Kim Ignatius: We have similar situations also in Italy and Spain, it means that the planning process continues if we want to enter the markets when UMTS is economically viable. This must be prepared and, for example, network sharing processes must be negotiated, brand questions must be prepared as well as marketing questions, and there are issues and assets to be addressed on “on-going basis” like in any other company. Accounting must be done even if activity is very limited. But then we are talking about dozens of people, not hundreds of people.

     Jari Jaakkola: Even if GPS and GPRS business is terminated, meaning that no new subscriptions are sold, there are still almost 200,000 customers, and in one way or the other, they are taken care of. And they have to see how those customers are taken care of; is the company going to do it by itself, or is outsourcing an option or is there an attempt to sell the customer base and so on.

     Harri Koponen: Plainly put – going forward with minimum costs.

     Eeva Palojärvi: Are you trying to rid yourselves of the company altogether?

     Kim Ignatius: Sonera? Or Sonera and Telefonica? If you look at Sonera, we have practically already removed ourselves from the company. A year ago we made an agreement that we will not finance it, at that time, we gave the steering responsibility and business plan responsibility to Telefonica. Now, in addition, we have written-down our ownership value as zero. So I would say we have separated from that situation. What remains is a certain kind of option value if conditions of the environment change, and that is affected by whether the company needs financing or not, and how much, if it does need funding? We are quite separate from the company today, I would say.

     Jari Jaakkola: If I continue a little bit...in other words, there will be no accounting losses or cash flow losses coming from Germany.

     Essi Pohjola: To summarize a bit...in July, the EU approved the merger. What are the next important dates?

     Harri Koponen: I think the next important event is the exchange offer which Telia will issue as fast as we have updated our Interim Report results to SEC and as fast as SEC has gone through the papers, then we can start the exchange offer process, I guess that is the next major event. It is expected to happen around August. I can not say the exact date, because it is a process which depends on SEC. And we move on from there.

     Jukka Lehtinen, IT-viikko: Now that there was no growth from Service Businesses and none from 3G, either, where will Sonera and Sonera-Telia be seeking growth in the future?

     Harri Koponen: There was growth in there, 5%. I don’t know how you interpret it, of course it is not wild growth, but it is growth nonetheless. We have announced in our new strategy that we are seeking immediate growth from the east. In Finland, we have a situation where the growth is little more peaceful. Bigger growth can clearly be seen in the east.

     Jukka Lehtinen: If I continue...are there any business growth areas?

     Harri Koponen: Where?

     Jukka Lehtinen: For Sonera?

     Harri Koponen: Of course. Service Businesses grew too, if you ask Juha how much Service Businesses grew, they did grow separately. I’m sure Juha can go over the areas and tell us what it looked like. It’s not accurate to say that they are not growing at all, they surely haven’t shifted to reverse, either.

     Juha Varelius, Executive Vice President, Products & Services: Well, percentage growth was OK there, but of course the numbers are quite small as we are looking for fast profitability. They don’t show up in Sonera’s total figures in percents; Zed grew quite well in comparison to previous quarter. The streamlining of Service Businesses was quite successful in the sense that there is still growth left, even after major cuts.

     Niklas Sonkin, Executive Vice President, CSO, Corporate Strategy: If I may continue, Sonera’s strategy has three major growth areas: immediate growth from the east is the first, but we also believe that both from the consumer market as well as the corporate market growth can be attained. The consumer market is growing somewhat slowly at the moment, but the corporate market has more possibilities. There is the new ICT strategy which was publicized three months ago. These are areas where Sonera will focus its input in the future.

     Harri Koponen: I would like to emphasize that this new model that Sonera uses to approach the market, is a more comprehensive one, instead of trying to put the customer in some box. Services can be found in one place. This should bring fresh growth as well. Right now, our business model has allowed other players to act in the field quite openly as well.

     Jari Jaakkola: Trying to figure out how big the growth has been, the total increase for new Russian and Eurasian GSM customers this year has been almost one million. And of course, at Turkcell the subscription speed has been very strong in the second quarter even though the company’s revenue is lower than previous year that same time, due to these economic difficulties. But the result has already improved, it was at level zero in Sonera’s associated companies’ partnerships in this quarter.

     Pontus Grönlund, Deutsche Bank: A question about Fintur holdings and the risk that it would not materialize at all? Does such a risk exist? And what has happened then? Another question: Finnish Financial Supervision statement regarding Sonera’s value, is there a date set?

     Kim Ignatius: Regarding Fintur holdings, like I said the problems are due to the Turkish banking crisis, and our contract partners also own parts of these banks. The banks are currently under heavy supervision, and it is uncertain how well these activities can be finished at this precise moment. All parties are still willing, we have met with Turkish officials and banking supervisors and they also indicated that they want this transaction to take place. So there are no problems there. There is always a risk that this won’t happen – if it doesn’t happen, we have to jump out of this venture, and then Fintur as a whole looks pretty shaky, technology side where we are separating ourselves and the profitable GSM side. If we separate, the future may be bleak, and it may result in some sort of loss for us. Our total balance sheet value in Fintur is EUR 50 million. But I would still like emphasize that all the parties want to make this happen and also the officials are giving their full support. I still believe very strongly that we can carry it out.

     Harri Koponen: Before you answer that Financial Supervision question, I would like to clarify that I have no intention of becoming a banker in Turkey. Some newspaper said this on Monday, and this is not our objective at all. Changing the business...

     Kim Ignatius: No, we won’t buy a bank in Turkey. Regarding Financial Supervision, we have no official Financial Supervision statement we would like to comment on. But as the exchange offer becomes public, there will be a view on the issues.

     Markus Pirttijoki, Aamulehti/Turun Sanomat: How many customers does Quam have at the moment and what will happen to them? And another question regarding Finland’s daughter companies which are now joining the parent company. Are there any changes regarding personnel due to this?

     Jari Jaakkola: If I comment on Quam’s customers, there are less than 200,000, and they will be taken care of one way or the other like was discussed earlier. But that method is to be defined more clearly within the coming weeks.

     Harri Koponen: Like I said earlier, all the moves that we are making, are making Sonera more whole; daughter companies come back to the parent company and there are no personnel changes, as such. It clarifies and streamlines Sonera’s business model.

Forward-Looking Statements

     This document contains statements concerning, among other things, Sonera’s financial condition and results of operations that are forward-looking in nature. Such statements are not historical facts but, rather, represent Sonera’s future expectations. Sonera believes that the expectations reflected in these forward-looking statements are based on reasonable assumptions; however, forward-looking statements involve inherent risks and uncertainties, and a number of important factors could cause actual results or outcomes to differ materially from those expressed in any forward-looking statement, including Sonera’s market position, growth in the telecommunications industry in Europe, the effects of competition and other economic, business, competitive and/or regulatory factors affecting the business of Sonera and the telecommunications industry in general. Forward-looking statements speak only as of the date they were made, and, other than as required by applicable law, Sonera undertakes no obligation to update any of them in light of new information or future events.

Additional Information

     The combination of Telia and Sonera will be implemented through an exchange offer made by Telia to the shareholders of Sonera. This presentation is neither an offer to purchase nor a solicitaion of an offer to sell shares of Sonera. Any offer in the United States will only be made through a prospectus which is part of a registration statement on Form F-4 that will be filed with the U.S. Securities and Exchange Commission (the “SEC”). Sonera shareholders who are U.S. persons or are located in the United States are urged to carefully review the registration statement on Form F-4 and the prospectus included therein, the Schedule TO and other documents relating to the offer that will be filed by Telia with the SEC because these documents will contain important information relating to the offer. You are also urged to read the related solicitation/recommendation statement on Schedule 14D-9 that will be filed with the SEC by Sonera relating to the offer. You may obtain a free copy of these documents after they are filed with the SEC and other documents filed by Telia and Sonera with the SEC at the SEC’s web site at www.sec.gov. Once such documents are filed with the SEC, you will also be able to inspect and copy the registration statement on Form F-4, as well as any documents incorporated by reference therein, the Schedule TO and the Schedule 14D-9 at the public reference room maintained by the SEC at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. These documents may also be obtained free of charge by contacting Telia AB, Investor Relations, SE-12386 Farsta, Sweden Attention: External Communications and Investor Relations (tel: 46 8 7137143), or Sonera Corporation, Investor Relations, Teollisuuskatu 15, P.O. Box 106, FIN-00051 SONERA, Finland, Attention: Investor Relations (tel: 358 20401). YOU SHOULD READ THE PROSPECTUS AND THE SCHEDULE 14D-9 CAREFULLY BEFORE MAKING A DECISION CONCERNING THE OFFER.